UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A-1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Cue Biopharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22978P 106

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor

New York, New York 10017

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 22978P 106

1)	NAME OF REPORTING PERSON

Christopher A. Marlett

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3)	SEC Use Only

4)	SOURCE OF FUNDS	WC, PF, OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	1,357,821[1]

	8)	SHARED VOTING POWER

	9)	SOLE DISPOSITIVE POWER	1,357,821[1]

	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,357,821[1]

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.87%

14)	TYPE OF REPORTING PERSON	IN

1 Includes 755,980 issued and outstanding shares of Common Stock and 601,841 shares of Common Stock issuable on exercise of issued and outstanding warrants, held by MDB Capital Group LLC., of which the Reporting Person is Chief Executive Officer and Managing Member. Excludes shares underlying options issued to Christopher A. Marlett by Cue Biopharma, Inc. for services as a director. Mr. Marlett is no longer a director of Cue Biopharma, Inc.

This Amendment No. 1 to the Schedule 13D filed by the reporting person is being filed as a final amendment to the Schedule 13D and constitutes an “exit filing.”

Item 1.	Security and Issuer

The class of equity securities to which this amendment to the Schedule 13D (as amended, this “Schedule 13D”) relates is the common stock (the “Common Stock”) of Cue Biopharma, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 21 Erie St., Cambridge, Massachusetts 02139.

Item 2.	Identity and Background.

No change from the original filed Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.

No change from the original filed Schedule 13D.

Item 4.	Purpose of Transaction

No change from the original filed Schedule 13D.

ITEM 5.	Interests in Securities of the Issuer

This Amendment No. 1 to the Schedule 13D is an “exit filing.” At the time of this amendment, the reporting person held 755,980 issued and outstanding shares of Common Stock and 601,841 shares of Common Stock issuable on exercise of issued and outstanding warrants, held by MDB Capital Group LLC, of which the Reporting Person is Chief Executive Officer and Managing Member, and excludes shares underlying options issued to Christopher A. Marlett by Cue Biopharma, Inc. for services as a director. Mr. Marlett is no longer a director of Cue Biopharma, Inc.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change from the original filed Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No change from the original filed Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: April 21, 2020

Christopher Marlett

/S/ Christopher A. Marlett